                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Covansys Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  20452F 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Franci J. Blassberg
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 15, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20452F 10 7             13D                        PAGE 2  OF 13 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    CDR-COOKIE Acquisition, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    13,995,652
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,995,652
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,995,652
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 20452F 10 7             13D                        PAGE 3  OF 13 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Clayton, Dubilier & Rice Fund VI Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    13,995,652
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,995,652
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,995,652
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 20452F 10 7             13D                        PAGE 4  OF 13 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CD&R Associates VI Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    13,995,652
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,995,652
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,995,652
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 20452F 10 7             13D                        PAGE 4  OF 13 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CD&R Investment Associates VI, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    13,995,652
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,995,652
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,995,652
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 20452F 10 7                 13D                           Page 6 of 13


                               AMENDMENT NO. 2 TO
                            STATEMENT ON SCHEDULE 13D

                  This Amendment No. 2 to Statement on Schedule 13D, initially filed on May 1, 2000 and amended on July 17, 2000 (as amended, the "Schedule 13D"), relates to the beneficial ownership of the voting convertible preferred stock, without par value (the "Preferred Stock"), of Covansys Corporation, a Michigan corporation (the "Company"), and the common stock, without par value (the "Common Stock"), of the Company. This Amendment is being filed on behalf of the reporting persons (the "Reporting Persons") identified on the cover pages of this Amendment. Capitalized terms used herein without definition are used as defined in the Schedule 13D. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

ITEM 2. IDENTITY AND BACKGROUND.

        Item 2(a) of the Schedule 13D is hereby amended by inserting the following sentence after the second paragraph thereof:

        As of December 15, 2000, Christopher Mackenzie is no longer affiliated with the Reporting Persons.

        As of November 15, 2001 William A. Barbe is no longer affiliated with the Reporting Persons.

ITEM 4. Purpose of Transaction.

        Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs after the sixth paragraph thereof:

                  On November 15, 2001, Michael Bealmear resigned as President and Chief Executive Officer of the Company and as a member of its Board of Directors. The Company retained Ned Lautenbach, its Co-Chairman and an executive employee of Clayton, Dubilier & Rice, Inc., ("CD&R") 375 Park Avenue, 18th Floor, New York, New York 10152, an affiliate of the Reporting Persons, to serve as the Company's Chief Executive Officer, on an interim basis, pursuant to a Loanout Agreement, dated as of November 15, 2001 (the "Loanout Agreement"), between CD&R and the Company.

                  Subject to the terms of the Stock Purchase Agreement, the Certificate of Designation (as defined in the Stock Purchase Agreement) and the Loanout Agreement, the Reporting Persons may from time to time consider a number of strategies for enhancing value that may relate to or result in, among others, (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) a material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the

CUSIP No. 20452F 10 7                 13D                           Page 7 of 13


acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons have no current plans to develop any plans or proposals with respect to any of the foregoing matters and there can be no assurance that any will be developed. Any strategies that the Reporting Persons may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and its businesses, and general economic, market and industry conditions. With the right to nominate three of the members of the Board of Directors, and Mr. Lautenbach serving as Chief Executive Officer of the Company, the Reporting Persons expect to have the ability to influence any future decisions by the Company with respect to such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

                           (i) CDR-Cookie VI is the direct beneficial owners of
13,995,652 shares of Common Stock (on an as-converted and as-exercised basis), representing approximately 32.9% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of October 28, 2001).

                           (ii) By virtue of its position as the sole member of
CDR-Cookie VI, Fund VI may be deemed to be the beneficial owner of the shares of Common Stock in which CDR-Cookie VI has direct beneficial ownership.

                           (iii) By virtue of its position as general partner of
Fund VI, Associates VI may be deemed to be the beneficial owner of the shares of Common Stock in which CDR-Cookie VI has direct beneficial ownership.

                           (iv) By virtue of its position as managing general
partner of Associates VI, Associates VI, Inc. may be deemed to be the beneficial owner of the shares of Common Stock in which CDR-Cookie VI has direct beneficial ownership.

                           (v) Each of Fund VI, Associates VI and Associates VI,
Inc. disclaims beneficial ownership of the shares of Common Stock in which CDR-Cookie VI has direct beneficial ownership.

                           (vi) Except as described in sections (a)(i)-(iv) of
this Item 5, no person listed in Item 2 of the Schedule 13D is a beneficial owner of the Common Stock in which the Purchasers have direct beneficial ownership.

CUSIP No. 20452F 10 7                 13D                           Page 8 of 13


        (b) The persons listed in sections (a)(i)-(iv) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 13,995,652 shares of Common Stock.

        (c) Pursuant to the Stock Purchase Agreement at the Initial Closing, the Purchasers acquired from the Company 100,000 shares of Preferred Stock, convertible into 4,347,826 shares of Common Stock and 25 Warrants to acquire an additional 3 million shares of Common Stock, for an aggregate consideration of $100 million. Pursuant to the Stock Purchase Agreement at the Subsequent Closing, the Purchasers acquired from the Company 100,000 shares of Preferred Stock, convertible into 4,347,826 shares of Common Stock, 25 Warrants to acquire an additional 500,000 shares of Common Stock and 31 Warrants to acquire an additional 1.8 million shares of Common Stock, all for an aggregate consideration of $100 million. On December 21, 2000, Fund VI-A assigned all of the outstanding membership interests in CDR-Cookie VI-A to Fund VI. Subsequently, Fund VI-A was dissolved. In February 2001, CDR-Cookie VI-A assigned all of its assets and liabilities, including all the shares of Preferred Stock, 25 Warrants and 31 Warrants it held, and all of its rights and obligations under the Stock Purchase Agreement, the Registration Rights Agreement and all other agreements with and in respect of the Company to CDR-Cookie VI. On April 10, 2001, CDR-Cookie VI-A was dissolved.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

        Exhibit 5 Consulting Agreement, dated as of March 17, 2000, between CD&R and the Company.

        Exhibit 6 Indemnification Agreement, dated as of April 20, 2000, among the Company, CD&R, CDR-Cookie Acquisition, L.L.C. and CDR-Cookie Acquisition VI-A, L.L.C.

        Exhibit 7 Loanout Agreement, dated as of November 15, 2001, between CD&R and the Company.

CUSIP No. 20452F 10 7                 13D                           Page 9 of 13


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2001

                                        CDR-COOKIE ACQUISITION, L.L.C.



                                        By: /s/ Kevin J. Conway
                                            ------------------------------------
                                            Name: Kevin J. Conway
                                            Title:  President

CUSIP No. 20452F 10 7                 13D                          Page 10 of 13


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2001

                                   CLAYTON, DUBILIER & RICE FUND VI
                                   LIMITED PARTNERSHIP

                                   By:    CD&R Associates VI Limited
                                          Partnership, its general partner

                                          By:   CD&R Investment Associates VI,
                                                Inc., its managing general
                                                partner



                                                By:  /s/ Joseph L. Rice, III
                                                     ---------------------------
                                                     Name:  Joseph L. Rice, III
                                                     Title:  Chairman

CUSIP No. 20452F 10 7                 13D                          Page 11 of 13


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2001

                                   CD&R ASSOCIATES VI LIMITED PARTNERSHIP

                                   By:   CD&R Investment Associates VI, Inc.,
                                         its managing general partner



                                         By:  /s/ Joseph L. Rice, III
                                              ----------------------------------
                                              Name:  Joseph L. Rice, III
                                              Title:  Chairman

CUSIP No. 20452F 10 7                 13D                          Page 12 of 13


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2001

                                   CD&R INVESTMENT ASSOCIATES VI, INC.



                                   By:  /s/ Joseph L. Rice, III
                                        ----------------------------------------
                                        Name:  Joseph L. Rice, III
                                        Title:  Chairman

CUSIP No. 20452F 10 7                 13D                          Page 13 of 13


                                  EXHIBIT INDEX


Exhibit No.                Description
-----------                -----------

         5. Consulting Agreement, dated as of March 17, 2000, between CD&R and the Company.

         6. Indemnification Agreement, dated as of April 20, 2000, among the Company, CD&R, CDR-Cookie Acquisition, L.L.C. and CDR-Cookie Acquisition VI-A, L.L.C..

         7. Loanout Agreement, dated as of November 15, 2001, between CD&R and the Company.